For Immediate Release – January 26, 2005

Vancouver, Canada — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced today that its carbon fiber products subsidiary, Ballard Material Products (BMP), has been awarded an exclusive four-year contract extension for the supply of carbon friction material for automatic transmissions to an existing major automotive customer. The contract is valued at approximately US$40 million.

BMP, as a Tier 1 supplier to the automotive industry, already supplies friction material that is being used in more than five million vehicles annually. The material improves transmission operation, thereby ensuring smoother and more efficient performance. “Enhanced transmission performance means improved fuel efficiency and, therefore, cost savings to the consumer,” said William Foulds, BMP’s President. “The carbon fiber products we are developing today help our customers meet the challenges presented by concerns around the price of oil, energy security, and the environmental footprint we leave.”

Leveraging Today’s Technology to Build a Sustainable Tomorrow

The volume manufacturing of carbon friction material provides Ballard with practical experience that supports technology development activities, including the development of carbon products for use in fuel cells and other applications. For example, BMP’s specialized capability in carbon fibers and graphite materials allows it to develop the gas diffusion layer (GDL) materials it produces commercially for the fuel cell industry.

The GDL is an integral element of the ‘heart’ of the fuel cell, the membrane electrode assembly (MEA), and is a key performance driver. The GDL conveys gases and liquids to and from the reaction sites in the MEA, removes excess heat, conducts electricity to the external circuit, and mechanically supports unit cell components. For a more thorough explanation, see the fuel cell case study on the Ballard website: http://www.ballard.com/resources/carbon_fiber/fuel cell — bmp testimonial.ebge.pdf.

About Ballard Material Products

Ballard Material Products is located in Lowell, MA, USA and, since 1978, has been an innovator of high quality engineered specialty carbon-based products. Its materials and manufacturing expertise has enabled BMP to develop commercial solutions for the most demanding end use applications for carbon fiber: from defense systems to automotive drive trains.

Though its Accucarb© carbonization process serves as the backbone of many products, its capabilities evolve continuously to meet the diverse requirements of the industries it serves: friction, electrochemical, sports equipment and defense. This philosophy extends to all markets it serves, emerging and established.

The development and production of the entire portfolio of BMP carbon fiber products conform to ISO 9001 and ISO/TS-16949 quality systems.

For more information about BMP and its products, visit http://www.ballard.com/be_a_customer/Ballard_Material_Products

About Ballard

Ballard Power Systems is recognized as the world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young or Michelle Cormack at 604-454-0900. Ballard and the Ballard logo are registered trademarks of Ballard Power Systems Inc.